UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: September 30, 2010
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits:

99.1	Statement of annual audited standalone and consolidated financial results as per Indian GAAP for the financial years ended on March 31, 2009 and 2010

SIGNATURE
Ex-99.1 Statement of annual audited standalone and consolidated financial results as per Indian GAAP for the financial years ended on March 31, 2009 and 2010

Other Events
On September 29, 2010, in compliance with the Hon’ble Company Law Board order dated June 30, 2010 and listing agreements with the Indian stock exchanges, the Board of Directors of Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) approved the Company’s annual audited standalone and consolidated financial results as per Indian GAAP for the financial years ended on March 31, 2009 and March 31, 2010.
A copy of the approved financial results is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: September 30, 2010	Name:	G. Jayaraman
	Title:	Company Secretary